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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 27, 2004
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

TD Bank to Conduct Normal Course Issuer Bid to Purchase Common Shares

Toronto, February 27, 2004 — The Toronto-Dominion Bank (TD) announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to make a normal course issuer bid. Under its normal course issuer bid, TD intends to purchase up to 10 million of its common shares, representing approximately 1.5% of the 660,075,348 common shares issued and outstanding as at February 20, 2004.

The number of shares and timing of any purchases under the bid will be as determined by TD. It is TD's goal to purchase sufficient shares during fiscal 2004 to neutralize any common share dilution arising from its Dividend Reinvestment Plan and from exercised stock options. As well, TD may at certain times purchase common shares if it believes that the market price of its shares is attractive and that such purchases would be in its best interest and an appropriate use of corporate funds in light of potential benefits to remaining shareholders.

Purchases under the bid may commence on March 2, 2004 and will terminate on March 1, 2005, or on such earlier date as TD may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by TD through the facilities of the TSX in accordance with the rules and policies of the exchange. The price that TD will pay for any purchased shares will be the market price of such shares on the TSX at the time of acquisition. All purchased shares will be cancelled.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and Wholesale Banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$316 billion in assets, as of January 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Peter J. Aust, Vice President, Capital Finance, (416) 982-8056

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FORM 6-K SIGNATURES